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                                        OMB APPROVAL

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. *)


                              Advent Software, Inc.
                              (Name of Issuer)

                              Common Stock

- ---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                007974108
                              (CUSIP Number)

                           Carolyn S. Reiser, Esq.
                         Shartsis Friese & Ginsburg
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              November 13, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)
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SCHEDULE 13D

CUSIP No. 007974108                                    Page 2 of 5 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Robert Deute Leppo
     SSN: ###-##-####
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       / /
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3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 344,188
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  0
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  344,188
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     344,188
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     *5.0%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                               SCHEDULE 13D

CUSIP No. 007974108                                    Page 3 of 5 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Advent Software, Inc. ("Advent"). The principal executive office of Advent is located at 301 Brannan Street, San Francisco, CA 94107.


ITEM 2.   IDENTITY AND BACKGROUND.

The person filing this statement and the information regarding him, are as follows:

     (a)  Robert Deute Leppo

     (b) Mr. Leppo's business address is 5655 College Avenue, Suite 250, Oakland, CA 94618.

     (c) Mr. Leppo's present principal occupation is as President of Romic Partners, Inc., a commodities investment advisory firm whose address is 5655 College Avenue, Suite 250, Oakland, CA 94618.

     (d) During the last five years, Mr. Leppo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Leppo was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities sub-ject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Leppo is a citizen of the United States of America.
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                               SCHEDULE 13D

CUSIP No. 007974108                                    Page 4 of 5 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser           Source of Funds               Amount

Robert D. Leppo     Personal Funds                $43,023.50


ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisition of the Stock reported herein was and is for investment.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The total ownership of the Stock by Mr. Leppo at November 13, 1995, was 344,188 shares, which represents 5.0% of the total shares of Stock outstanding.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement was as follows at November 13, 1995:

               Aggregate
               Beneficially
               Owned               Voting Power        Dispositive Power
Name           Number    Percent   Sole      Shared    Sole      Shared

Robert D.
Leppo          344,188   5.0%      344,188     -0-     344,188     -0-


November 13, 1995, the date to which this statement relates, was the date of Advent's initial public offering.
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                               SCHEDULE 13D

CUSIP No. 007974108                                    Page 5 of 5 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    May 29, 1996.



____/s/ Robert Deute Leppo_________________
     Robert Deute Leppo
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